POWER OIL & GAS INC.

(Formerly Liberty Petroleum Inc.)

4620 Manilla Road S.E.
Calgary, Alberta
T2G 4B7

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by management of Power Oil & Gas Inc. ("the Company") (formerly Liberty Petroleum Inc.) for use at the Annual General Meeting of shareholders of the Company to be held on July 9, 2008 (the “Meeting”) and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained herein is stated as of June 13, 2008.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with the Company by mail or courier at the address above, or by fax at (778)-786-2709 not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)	executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and

(b)
delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders of the Company are considered “non-registered” shareholders if the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered tax plans and similar plans); or (b) in the name of a clearing agency (such as The Depositary Trust Company (“DTC”) or The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting materials to each Non-Registered Holders unless they have waived their right to receive such materials.  If you hold your shares through an Intermediary, please follow the instructions for voting provided by such Intermediary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has an unlimited number of authorized common shares.  On June 13, 2008 (the “Record Date”) there were 41,709,750 common shares issued and outstanding, each share carrying the right to one vote.  The Company is also authorized to issue an unlimited number of preferred shares without par value, of which none have been issued as of that date.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  On a show of hands, every shareholder will have one vote and, on a poll, every shareholder present in person will have one vote for each share.  In order to approve a motion proposed at the Meeting, a majority of more than half of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:
Name of Beneficial Owner	Number of Shares Owned	Percent of Issued Shares Beneficially Owned
Paul Uppal	16,000,000	38.3%
Duncan Budge	14,000,000	33.6%
(1)  The above information was supplied to the Company by the shareholders.

ELECTION OF DIRECTORS

Management proposes to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)	Principal Occupation(1)(3)
Pratt Barndollar Calgary, Alberta Director, President, CEO, COO, Treasurer and Secretary	June 2008	Nil	Self-employed consultant
Paul Uppal(2) Surrey, B.C. Director	April 2005	16,000,000	Owner and operator of a privately held manufacturing business
Duncan Budge(2) North Vancouver, B.C. Director	August 2006	14,000,000	Self-employed financial consultant
Rob Sandhu Calgary, Alberta Director	May 2007	Nil	Driller, Haliburton Group
Keith Diakiw Edmonton, Alberta Director	May 2007	Nil	Geologist, Canadian Natural Resources

(1)	The information is as at June 13, 2008 and has been furnished by the respective nominees.
(2)	Member of Audit Committee.
(3)	Information respecting principal occupations is set forth below.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

Pratt Barndollar, age 49, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and most recently held the position of Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  He is also currently a Director of Strata Oil & Gas Inc., a publicly traded junior oil and gas company.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

Paul Uppal, age 56, has for the past five years owned and operated a privately held manufacturing company.  From July 1999 to June 2005, Mr. Uppal was the chairman of the North Fraser Port Authority.

Duncan Budge, age 57, is a professional accountant who since 2001 has worked as an independent financial consultant to firms in a variety of industries.  He owned and operated his own Chartered Accounting firm from 1990 to 2001 until his retirement.  Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation in 1977.  Subsequent to his retirement in 2001, Mr. Budge resigned his Chartered Accountant designation and as a result does not currently hold a Chartered Accountant designation.

Rob Sandhu, age 32, is an oil and natural gas drilling specialist who has been working as a professional petroleum driller since 1999.  Mr. Sandhu is currently working for the Haliburton Group as a directional driller and since October 2007 he has also served as the Chief Executive Officer and President of Giant Oil & Gas Inc., a publicly traded oil and natural gas exploration company.   From 2004 to 2006 he worked as a drilling operator for Phoenix Technology Income Trust and from 2000 to 2004 he was a field supervisor for Precision Drilling Technical Services Group.  He has field drilling experience throughout Alberta. Mr. Sandhu has technical training from the Southern Alberta Institute of Technology in Calgary.

Keith Diakiw, age 36, is a professional geologist who has field experience in Canada and Brazil.  Mr. Diakiw is currently working as a geologist for Canadian Natural Resources in Fort McMurray, Alberta, Canada.  From 2005 to 2006 he was employed by Wellsite Masters Ltd. as a geologist for an oil sands drilling program.  From 2003 to 2004 he worked as a field engineer for Schlumberger D&M in Brazil while in 2003 he was employed by Encana Corporation.  Prior to 2003 Mr. Diakiw was attending the University of Alberta where he completed a Bachelor of Science (Geology) in 2003 and a Bachelor of Arts in 2001.  Mr. Diakiw is a member of several professional organizations including the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the Canadian Institute of Mining, Metallurgy, and Petroleum, and the Canadian Society of Petroleum Geologists.

The Company is required to have an Audit Committee, of whom two must not be employees or officers of the Company.  Currently Mr. Uppal and Mr. Budge are on the Audit Committee and are not employees or officers of the Company.

The company does not have a nominating committee, the functions of which are performed by the Board of Directors.

No proposed director of the Company is, or within the 5 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a)	was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)
has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO’s”):

         (a)  the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2007, the end of the most recently completed financial year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the Company’s most recently completed financial years ended December 31.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
Paul Uppal President/CEO	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)  The Company was incorporated in April 2005.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has one stock option plan pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.  In June 2007, the Company adopted its 2007 Stock Option Plan (the “2007 Plan”).  The 2007 Plan provides for the granting of up to 5,000,000 stock options to key employees, directors and consultants, to purchase common shares of the Company.   Under the 2007 Plan the granting of stock options, exercise prices and terms are determined by the Company’s Option Committee, a committee designated to administer the 2007 Plan.

As of June 13, 2008, no options had been granted under the 2007 Plan.

Option/SAR Grants During The Most Recently Completed Financial Year

During the most recently completed financial year, there were no incentive stock options granted to the Named Executive Officers and no stock appreciation rights (SARs) were granted during this period.  A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of Shares based wholly or in part on changes in the trading price of the Company’s Shares.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer directly.  However, reference is made to the disclosure under “Management Contracts” for particulars of consulting agreements entered into with companies of which the Named Executive Officer is a principal.

There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer is disclosed above.  The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.  During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers.

Commencing May 15, 2007 Mr. Sandhu and Mr. Diakiw each began receiving $500 per month for serving as a Director.  The payments will continue as long as the respective individual serves on the Company’s Board.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The were no compensation plans under which equity securities of the Company’ are authorized for issuance as of the end of the Company’s most recently completed financial year with respect to compensation plans.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone who is not a Director or Named Executive Officer of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An ‘informed person” means: (a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

The Company’s audit committee is presently comprised of two directors: Paul Uppal and Duncan Budge who are not officers or employees of the Company.   All of the audit committee members are “financially literate”.

Following the Meeting, the directors of the Company will consider adopting a charter of the Audit Committee.  However none is presently in place.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

December 31, 2007	$11,700	$Nil	$Nil	$Nil(1)
December 31, 2006	$11,500	$Nil	$Nil	$4,400(1)

(1)
Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company’s business, and advice concerning private placement financings conducted by the Company.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint Smythe Ratcliffe LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditors for the Company and to authorize the Directors to fix their remuneration.  Smythe Ratcliffe LLP were first appointed as Auditors for the Company in 2005.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgment on that matter.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

SHAREHOLDER PROPOSALS

Proposals which shareholders wish to be considered for inclusion in the Information Circular and proxy card for the 2009 annual shareholder meeting must be received by the Company by December 5, 2008 and must comply with the requirements of the Canada Business Corporations Act, as amended, and regulations thereto.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s financial statements for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular.  Shareholders may request additional copies by mail to 4620 Manilla Road S.E., Calgary, Alberta, T2G 4B7.  The contents and the sending of this Management Proxy Circular have been approved by the Company’s Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF LIBERTY PETROLEUM INC.

Pratt Barndollar
President